Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourteenth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on December 19, 2017 at the conference room located at A18 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 11, 2017. Out of the Company’s five supervisors, four supervisors attended the Meeting. Miao Ping, Chairperson of the Supervisory Board and Shi Xiangming, supervisor of the Company, attended the Meeting in person. Xiong Junhong and Li Guodong, supervisors of the Company, attended the Meeting by way of telecommunications. Wang Cuifei, supervisor of the Company, was on leave for other business and authorized in writing, Shi Xiangming, supervisor of the Company, to act on her behalf and cast the votes for her. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Supervisory Board of the Company.

The Meeting was presided over by Chairperson Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the 2018 Work Plan of the Supervisory Board of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 19, 2017